FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



|x|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol     6.  Relationship of
                                                                                                 Reporting Person(s) to Issuer
                                                        AREMISSOFT CORPORATION                   (Check all applicable)
                                                               ("AREM")                        ---  Director         --- 10% Owner
                                                                                               ---  Officer          xxx Other
                                                                                                 (give title below)  (specify below)

Papadopoulos, George                                                                                  FORMER DIRECTOR
-----------------------------------------   -------------------- --------------------        --------------------------------------
(Last)       (First)          (Middle)      3. I.R.S.             4. Statement for
                                            Identification          (Month/Year)
                                            Number of Reporting
          c/o Info-Quest SA                Person, if an                 6/01
  25 Pantou Street, 17671 Kallithea            Entity                -------------------
                                            (Voluntary)
---------------------------------------
(Street)                                        --                                          7.  Individual or Joint/Group Filing
                                                                  5. If Amendment,                  (Check Applicable Line)
                                                                     Date of Original        X   Form filed by one Reporting Person
                                                                      (Month/Year)           --  Form filed by More than One
 Athens,        Greece                                                      N/A                  Reporting Person
----------    ------------    --------       -----------------------------------------
(City)         (State)          (Zip)



TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED



                                                                                         5. Amount of    6.Ownership
                                                             4. Securities Acquired (A)   Securities       Form:        7.Nature of
                                           3. Transaction       or Disposed of (D)        Beneficially     Direct (D)     Indirect
                                             Code(Instr.8.)     (Instr. 3, 4 and 5)       Owned at End     or Indirect    Beneficial
1. Title of Security  2. Transaction Date  ----------------  --------------------------   of Month         (I)            Ownership
   (Instr. 3)            (Mo./Day/Yr.)       Code      V      Amount   (A)or(D)  Price    (Instr.3 & 4)    (Instr. 4)     (Instr. 4)
--------------------  -------------------  -------- -------  --------- -------- -------  --------------  -------------  ------------

--------------------  -------------------  -------- -------  --------- -------- -------  --------------  -------------  ------------

--------------------  -------------------  -------- -------  --------- -------- -------  --------------  -------------  ------------



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued) TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED(e.g., puts, calls, warrants, options, convertible securities)

                                                                                                      9.Number
                                                                             7. Title and              of       10.Owner-
                                                                              Amount of                Deriv-    ship
                                                                              Underlying               ative     Form
                                          5.Number of      6.Date             Securities       8.Price Secu-     of Deriv- 11.Nature
           2.Conver-                       Derivative       Exercisable      (Instr.3 and 4)    of     rities    ative      of
            sion or            4.Trans-    Securities       and Expiration   ----------------   Deriv- Benefi-   Security   Indirect
1.Title     Exercise 3.Trans-    action    Aquired (A) or   Date (Mo/Day/Yr)           Amount   ative  cially    :Direct    Bene-
of Deri-    Price of   action    Code      Disposed of (D) -----------------           or       Secu-  Owned     (D) or     ficial
vative      Deriv-     Date     (Instr.8) (Inst.3, 4, & 5) Date      Expi-             Number   rity   at End    Indirect   Owner-
Security    ative     (Mo/Day/  --------- ---------------- exer-     ration            of      (Instr. of Month  (I)        ship
(Instr. 3) Security      Yr)    Code  V      A        D    cisable   Date     Title    Shares    5)    (Inst.4)  (Inst.4)   (Inst.4)
---------- --------  ---------  ---- ---- -------- ------- -------- -------- -------- -------- ------- -------- --------- ----------
Option to            6/22/01    D(1)  V            40,001    *(2)    *(2)      Common  40,001           26,667      D
Purchase                                                                        Stock
Common
Stock
---------- --------  ---------  ---- ---- -------- ------- -------- -------- -------- -------- ------- -------- --------- ----------


Explanation of Responses:

(1) Mr. Papadopoulos resigned as director of AremisSoft on June 22, 2001. The unvested stock options held by Mr. Papadopoulos at the time of his resignation were automatically cancelled pursuant to the AremisSoft
     Corporation 2000 Stock Option Plan and the AremisSoft Corporation 2001 Stock Option Plan, as applicable.

(2) 13,334 options vest on 4/27/02 with an expiration date of 04/27/05 13,333 options vest on 5/21/02 with an expiration date of 05/21/06 13,334 options vest on 5/21/03 with an expiration date of 05/21/06


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. /s/ See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ GEORGE PAPADOPOULOS                         August 8, 2001
--------------------------------------          ---------------
*Signature of Reporting Person                  Date

George Papadopoulos

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.